Exhibit 4.84
GLOBAL SERVICE AGREEMENT
This Global Service Agreement ( “Agreement”) is made and entered into on this 2nd day of February, 2010, (hereinafter referred to as “Effective Date”), by and between Gravity Co., Ltd., a corporation duly organized and existing under the laws of the Republic of Korea (hereinafter referred to as “Korea”) and having its principle office at 15F, Nuritkum Square Business Tower, 1605, Sangam-Dong, Mapo-Gu, Seoul, Korea (hereinafter referred to as “Gravity”), and PT. Lyto Datarindo Fortuna, a corporation duly organized and existing under the laws of Indonesia and having its principal office at Cyber Building 1st floor Jl. Kuningan Barat No.8 Jakarta Selatan 12710, Indonesia (hereinafter referred to as “Consignee”).
RECITALS
WHEREAS, Gravity has developed, and owns all rights in, computer programs of online game “Requiem” (“Game”);
WHEREAS, Gravity desires to provide the Game in, or outside of the Territory, and to grant subscriptions to subscribers to access the Game in, or outside of the Territory; and
WHEREAS, Gravity desires Consignee, Consignee is willing to perform the Consigned Services (as hereinafter defined) within the Territory on behalf of Gravity under the mutual terms and conditions specified herein.
NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the Parties hereto agree as follows:
ARTICLE 1: DEFINITIONS
The terms defined in this Article shall have the meaning ascribed to them herein whenever they are used in this Agreement, unless otherwise clearly indicated by the context.
1.1	“Agreement” shall have the meanings set forth in the introductory section of this agreement, and all annexes, amendments and supplements hereto.

1.2	“Billing System” shall mean the software and hardware necessary to calculate the Gross Sales Amount within the Territory.

1.3	“Billing Server” shall mean the software and hardware necessary to calculate the registered Game Points and game items purchased with Game Points in the Game.

1.4	“Business Days” shall mean any days other than Saturday, Sunday and any other day designated as a legal holiday by Korean government or governments in the Territory.

1.5	“Commercial Launch Date” shall mean when Gravity commercially launches the Game and End Users register Game Points purchased from Consignee for the first time, in the Game so as to access and use the Game.

1.6	“Confidential Information” shall mean all materials, know-how, software or other similar types of information including, but not limited to, proprietary information and materials regarding a Party’s technology, products, business information or objectives, including the software for the Game and Technical Information as defined in this Agreement, as well as all information which is designated as confidential in writing by the providing Party or which is the type that is customarily considered to be confidential information by persons engaged in similar activities.

1.7	“Consigned Services” shall mean any and all services rendered by Consignee within the Territory in connection with Marketing, Billing, operating and Customer Service, including but not limited to the following;
(a)	To localize the Game into Local Language.

(b)	To generate, operate and maintain Local Website.

(c)	To generate, operate and maintain the Billing System.

(d)	To market, distribute and sell to subscribers or potential subscribers, the client software in CD-Rom medium format or through the Internet.

(e)	To generate, market, promote, sell and distribute Prepaid Cards in accordance with market demands.

(f)	To advertise, promote and perform marketing activities for the Game

(g)	To respond to End Users’ claims and orders from governments in the Territory.

(h)	To operate and maintain the Game in the Territory with the support and guidance of Gravity

(i)	To respond to any other issues within the Territory in connection with Marketing, Billing, Customer Service, and Game operating except for the operation of Servers.
1.8	“Customer Service” shall mean any and all after sales services, except as otherwise provided herein to assist End Users in their use of the Game.

1.9	“End Users” shall mean the users in the Territory that accept user agreement with Gravity and obtain admission to access and use network game service system of the Game through Local Website.

1.10	“Game” shall have the meaning stipulated in the recitals above, and shall further be defined as including any modified or advanced version of the Game distributed by Gravity for error correcting, updating or debugging purpose, under the same title. Any subtitled version, series or sequel to the Game which may be developed or distributed by Gravity shall be clearly excluded from the scope of this Agreement.

1.11	“Game Database” shall mean all the data collected and used to operate the Game, including, but not limited to the personal identification information of End Users and game-play information such as character appearances(e.g., face/body), character attributes(e.g., level/ experience, point/skill), item inventories and statistics in relation to End Users’ playing Game

1.12	“Game Points” shall mean cyber points upon accounts of End Users.

1.13	“Global Website” shall mean the globally integrated website of the Game generated, operated and maintained by Gravity.

1.14	“Gross Sales Amount” shall mean the total value of Game Points that are purchased from Consignee and registered by End Users in the Game, as calculated by use of the Billing System of the Game. Provided, however, that Gross Sales Amount shall not include Wholesaler Discounts under this Agreement.

1.15	“Intellectual Property” shall mean all patents, designs, utility models, copyrights, know-how, trade secrets, trademarks, service mark, trade dress and any other intellectual property rights, whether registered or not, in or related to the Game or Technical Information.

1.16	“Local Language” shall mean Indonesian as used in the Territory.

1.17	“Local Version” shall mean the Game provided in the Local Language.

1.18	“Local Website” shall mean the website of the Game in the Local Language generated, operated and maintained by Consignee.

1.19	“Parties” and “Party” shall mean Gravity and Consignee, collectively and individually, respectively.

1.20	“Prepaid Cards” shall mean the tangible or intangible card containing a unique code or other unique identifying information purchased by End Users to access the Game, as generated and distributed by Consignee under the approval of Gravity.

1.21	“Servers” shall mean the servers established, installed and operated by Gravity for the service of Game to end users in, or outside of the Territory.

1.22	“Technical Information” shall mean the software, know-how, data, test result, layouts, artwork, processes, scripts, concepts and other technical information on or in relation to the Game and the installation, operation, maintenance, service and use thereof.

1.23	“Territory” shall mean Indonesia.

1.24	“User Account Database” shall mean a database in which information about game user’s account is stored.

1.25	“Wholesaler-Discounts” shall mean the discounts which are allowed by Consignee to wholesalers in the Game market; provided, however, that if the payment by End Users is made by way of off-line prepaid card through a conventional sales channel, including but not limited to computer game rooms, computer stores, convenient stores, the twenty-five percent(25%) of the face value of Prepaid Cards shall be regarded as Wholesaler Discounts, regardless of actual discounts.

ARTICLE 2: APPOINTMENT
2.1	Subject to the terms and conditions set forth in this Agreement, Gravity hereby appoints Consignee as a service company for the Consigned Services, and Consignee hereby accepts the appointment and agrees to perform the Consigned Services on behalf of Gravity.

2.2	Consignee acknowledges and agrees that it has no rights or claims of any type to the Game except such rights as created by this Agreement, and the Consignee irrevocably waives and releases any claim to title and ownership rights (including trade secret and copyright ownership) in the Game.

2.3	Any service, use, promotion, distribution and marketing of the Game outside the Territory for any purpose other than performance under this Agreement are strictly prohibited.

2.4	Gravity shall provide Game services by way of the PC on-line method using the Servers. Gravity shall make Game services available by use of its own available equipment. Both Parties shall make commercially reasonable efforts so as to optimize the performance of the Game within the Territory.

2.5	The Game shall be serviced, promoted, distributed and marketed under the titles, trademark, character names and other names of the Game (hereinafter referred to as “Title”) as originally created and used by Gravity, and/or as modified herein pursuant to the terms of Article 2.5. Notwithstanding the foregoing, if a change to any of the foregoing Titles is required as a result of any special lingual or social circumstance of the Territory, the Parties shall decide and use a new Title (hereinafter referred to as “New Title”) for the Game. All of the rights in or to the Title and New Title shall be exclusively owned by Gravity and Consignee shall not use any such Title or New Title in a manner that falls outside the scope of this Agreement without the prior written approval of Gravity.

2.6	All of the rights in or to the Game, except as granted under this Agreement shall remain exclusively with Gravity.
ARTICLE 3: LOCALIZATION AND BILLING
3.1	Gravity shall deliver to Consignee all localization materials, including game texts, scripts, manual texts, documentation and marketing materials (the “Localization Materials”) for the Game in English language as are necessary for Consignee to localize the Game into Local Language and provide Local Website for the exploitation of the Game within the Territory.

3.2	Upon receipt of the Localization Materials, Consignee shall, at its own expense, perform translation or recordings of the Localization Materials into Local Language and production of Local Website to the satisfaction of Gravity (“Localization”). The Localization shall be made faithfully and accurately, shall be of good quality and shall consist of the whole of the textual, graphical and audio material provided in the Localization Materials, without alteration, abridgment, or supplement, unless Consignee has received the express written consent of Gravity approving such modification.

3.3	In case the Localization or Contents of the Game requires modification because it may contain false, misleading, fraudulent, libelous, obscene or other matter which is unlawful or which may give rise to a criminal or civil cause of action, or will otherwise be considered obscene, inappropriate, or offensive to the sensibilities of the End Users located in the Territory due to cultural morals and norms, Consignee shall inform Gravity of such required modifications and the reasons thereof.

3.4	Gravity reserves the right to disapprove the Localization. Consignee will submit the Localization to Gravity for review. Gravity shall then provide, within a reasonable amount of time, its acceptance or comments detailing modifications to the Localization, and Consignee shall effect any modifications directed by Gravity and, as soon as reasonably practicable, shall re-submit the new Localization for approval by the Gravity and the above approval procedure shall be repeated until such items are approved by the Gravity.

3.6	3.5 All costs and expenses arising from the performance of Consignee’s obligations in this Article 3 shall be borne by Consignee, including the costs of compensating all translators. Consignee agrees to obtain from all translators proper written grants of all rights to their works. Consignee shall generate, operate and maintain the Billing System. Consignee’s Billing System must be tested, analyzed and approved by Gravity prior to being used in the Game. If the Consignee’s Billing System is considered suitable for the Game by Gravity, such Billing System shall be applied to the Game

3.7	Consignee shall synchronize Local Website with Billing Server for the purpose to mutually manage the local billing transparently and the incurred expense for this procedure shall be borne by Consignee.
ARTICLE 4: OPERATION AND MAINTENANCE
4.1	Consignee shall generate, operate and maintain Local Website and Billing System, and Gravity shall generate, operate and maintain Servers including Billing Server and Global Website.

4.2	Consignee shall operate and maintain the Game in the Territory in compliance with the policy of Gravity. Consignee shall assign more than one (1) GM for the Territory referred in Article 1.23 to perform such operation and maintenance as provided in this Article 4.2. If there are any decisions are required from Gravity, those issues should be reported to Gravity by Consignee.

4.3	Gravity shall perform technical maintenance including software installation and set-up, scheduled maintenance, patches, error correcting, debugging and updates of the Game software, reasonable and appropriate support and assistance for the localization of the Game into Local Version.

4.4	Every issues regarding the operation and maintenance of the Game shall be taken care of during Gravity’s office hour (09:30 AM ~ 18:30 PM / Korea Time), and any issues reported after Gravity’s office hour shall be taken care of next day, and any kind of emergency issues shall be reported to Gravity staffs (OA or PM) right away so that Gravity and Consignee can solve such issues quickly.

4.5	Gravity shall permit Consignee’s users to access and use the Game with ID and password assigned by Consignee, and Consignee shall certify that ID and password entered by such users in the Game is assigned by Consignee. Consignee shall also synchronize Consignee’s User Account Database with Gravity’s User Account Database for such certification.

4.6	Gravity shall notify Consignee within 24 hours in case of scheduled maintenance or technical needs to shut down the Servers. However, Gravity shall notify Consignee immediately in case of hacking.
ARTICLE 5: PAYMENT
5.1	In consideration of the Consigned Services conducted by Consignee, Gravity shall pay to consignee fifty percent (50% ) of the Gross Sales Amount paid by End Users as compensation for the consigned Services(“Compensation”) during the commercial period of this Agreement.

5.2	Consignee shall pay to Gravity Gross Sales Amount paid by End Users less the Compensation as stipulated in Article 5.1(“Payment”). Gross Sales Amount shall be totally recognized as the sales amount of Gravity and only Compensation shall be recognized as the revenue of Consignee.

5.3	The Payment shall be made by Consignee on a monthly basis within Sixty (60) days after the end of the applicable month. The Payment shall be deemed made upon presentation by Consignee of remittance confirmation or notice to Gravity of payment. Unless Gravity actually receives the remitted amount, the Payment shall not be deemed to have been paid. Consignee may not set-off the Payment against any claims Consignee may have against Gravity. Consignee shall also provide Gravity with a report(“Payment Report”) on a monthly basis within Fifteen (15) days after the end of the applicable month. Each Payment Report shall contain detailed information concerning the calculation of Gross Sales Amount, Compensation and Payment for the applicable month.

5.4	Any and all payments under this Agreement by Consignee to Gravity shall be made in US Dollars (USD) and by wire transfer to any bank account designated by Gravity. The amount of Royalty Payment for such month shall be converted from Rupiah into U.S. Dollars and the exchange rate between Indonesia Rupiah and U.S. Dollar for calculating accumulated total Gross Sales above shall be the official exchange rates on the day Consignee do the money transfer.

5.5	In the event any payment is not made by Consignee within the due date described in this Agreement, a default interest at the rate of eighteen percent (18%) per annum of the actual amount of delayed payment shall be applied. For the avoidance of doubt, Gravity’s entitlement to such default interest pursuant to this Article 5.5 shall not affect any of the other rights of Gravity under this Agreement.

5.6	Except as may be otherwise provided for herein, unless explicitly approved in writing by Gravity, any and all taxes including the sales tax, value added tax, income tax, duties, fees and other government charges of any kind on any payment to Gravity or, with relation to the sales of the Game under this Agreement shall be borne by Consignee.

5.7	Consignee shall hold Gravity harmless from all claims and liability arising from Consignee’s failure to report or pay such taxes, duties, fees and other governmental charges of any kind.

5.8	If Consignee shall be prevented by order or regulation of the government of the Territory from transmitting any payment due hereunder then Gravity shall nominate in writing an alternative method of collecting such payment which shall not be restricted by such order or regulation and such alternative method shall be binding on Consignee until such order or regulation shall be withdrawn.

5.9	Consignee shall be liable for all the repayment to End Users. In case that Gravity repays End Users the purchase amount for Game Points according to the policy of Gravity or user agreement as provided in Article 1.9, Consignee shall reimburse Gravity for such repayment. For avoidance of doubt, when Game Points are registered in the Game, Gross Sales Amount as set forth in Article 1.14 and Payment as set forth in Article 5.2 in relation to such Game Points shall be finally fixed and it shall not be adjusted hereafter due to the repayment to End Users.

5.10	Gravity shall prevent End Users from registering as end users on the Global Website in order to pay for the Game in the Territory.
ARTICLE 6: REPORT & AUDIT
6.1	Consignee shall provide Gravity with all relevant and non-privileged information pertaining to the development of Consigned Services in relation to the Game.

6.2	Consignee shall provide Gravity with a monthly report (the “Monthly Report”) within fifteen (15) days after the end of the applicable month. Such report shall be in writing and discuss Consignee’s Consigned Services in relation to the Game, including, but not limited to, the fees charged by Consignee, the amounts spent on advertising activities, complaints received from End Users and market trends in the Territory.

6.3	Consignee shall keep all of their records, contractual and accounting documents and company documents in relation to Consigned Services and other activities related to this Agreement in its principal offices during the term of this Agreement and for not less than five (5) years after the expiration or termination of this Agreement.

6.4	During the term of this Agreement and for five (5) years after the expiration or termination hereof, Gravity may by itself or through an accountant designated by Gravity investigate and audit the accounting documents of Consignee with respect to its Consigned Services upon seven (7) days prior written notice to Consignee. For this purpose, Gravity may request Consignee to produce relevant documents, and may visit Consignee’s office and make copies of Consignee’s documents. Consignee shall provide all assistance and co-operation required by Gravity for such investigation and audit.

6.5	All expenses incurred for such investigation and audit shall be borne by Gravity.

6.6	If such investigation and audit reveals underpayment by greater than five percent (5%) of the annual Payment amount, Consignee shall bear all expenses for such investigation and audit and shall immediately pay to Gravity the unpaid amount together with a per annum default interest thereon equivalent to eighteen percent (18%) thereof. In the event of Consignee’s understatement of the Payment amount without any justifiable reasons, Gravity shall be entitled to terminate this Agreement pursuant to Article 13.3(b) below.
ARTICLE 7: ADVERTISING & PROMOTION

7.1	Consignee shall advertise and promote the Game in the Territory. However, events in the Game shall be generated, operated and maintained by Gravity at its sole discretion.

7.2	For the advertising and promotion of the Game in the Territory, Consignee agrees to spend a minimum of fifteen percent (15%) of annual Gross Sales for each twelve-month period after Effective Date. Such amount shall include funds spent directly by Consignee or by third parties with which Consignee has marketing or distribution agreements. Consignee shall provide Gravity with detailed information on Consignee’s advertising activities every month in Monthly Report in accordance with the requirement of Article 6.2. In addition, Consignee shall provide Gravity with a separate advertisement report on June 30 and December 31 of each year covering the preceding six (6) months’ period.

7.3	Gravity will provide Consignee with samples of the marketing and promotional materials for the Game that have been or will be produced on behalf of Gravity during the term of this Agreement. Consignee shall pattern all its advertising, marketing and promotional materials for the Game in the Territory after the samples furnished to Consignee by Gravity, and Consignee shall provide Gravity with samples of the advertising, marketing and promotional materials for the Game produced by Consignee no later than thirty (30) days before launching of each campaign. Within thirty (30) days after receiving the samples of Consignee’s advertising, marketing and promotional materials, Gravity shall notify Consignee in writing of Gravity’s approval or disapproval thereof, or of any changes that Gravity may require Consignee to make thereto. Gravity’s failure to respond within the said period of thirty (30) days after receipt of such samples of advertising material shall be deemed as approval of such advertising materials.

7.4	Except as otherwise provided herein, the ownership of and the copyright in the marketing and advertising materials produced or used by Consignee on the Game (“Advertising Materials”) shall remain exclusively with Gravity, and Consignee shall not use the Advertising Materials for any purpose other than promotion, distribution, marketing and advertising of the Game pursuant to the terms and conditions of this Agreement.

7.5	Consignee shall identify Gravity’s property right by incorporating the marks “© Gravity Co., Ltd.” with Logos and CI of Gravity on Advertising Materials. Under no circumstances will any other mark other than the one specified in the preceding sentence be affixed on Advertising Materials without Gravity’s prior written consent thereto.
ARTICLE 8: OTHER OBLIGATIONS OF CONSIGNEE
8.1	Except as provided herein Consignee shall be solely responsible for Customer Service in relation to the Game in the Territory, and Gravity shall not be responsible for or obligated to provide any of the foregoing above and beyond the obligations stated in this Agreement.

8.2	Consignee shall provide full and comprehensive Customer Service to End Users to assist them in their use of the Game.

8.3	Consignee shall provide its best efforts to protect the Intellectual Property rights of Gravity and shall assist Gravity to procure appropriate legal and administrative measures against any and all activities by third parties infringing the Game or any of the Intellectual Property rights of Gravity on or in relation to the Game, including without limitation to, manufacture or sales of counterfeiting CDs, manuals, workbooks or other products.

8.4	Consignee shall abide by all laws and regulations of the Territory in its service, use, promotion, distribution and marketing of the Game in the Territory.

8.5	Consignee shall provide a prior written notice to Gravity in the event Consignee intends to change its marketing strategies, including advertising, marketing, promotional materials, product packaging and price policies relating to the Game, and other important policies.

8.6	Consignee shall indemnify and hold harmless for Gravity and as well as their respective officers and employees from any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees resulting from any claim, whether in tort, contract, product liability or otherwise by a third party on or in relation to Consignee’s operation, promotion, distribution and marketing of the Game.

8.7	Upon Gravity’s request, Consignee shall provide Gravity with a reasonable amount of suitable office space and office supplies in Consignee’s office for the auditing activities of Gravity. Access to such office space shall be limited only to persons designated by Gravity. Except as otherwise provided herein, all expenses incurred by Gravity’s employees and auditor sent to Consignee’s offices for transportation, postage, telecommunications, lodging, food and other general living expenses, and the salaries for such employees during their stay at such offices shall be borne and paid by Gravity.

8.9	Consignee shall not (a) copy, modify, display or distribute to any person all or any part of the Game, except as provided for herein; (b) disassemble, decompile or reverse engineer the Game, or any part thereof; (c) use, distribute or provide the Game to any third parties, except as authorized in this Agreement; (d) distribute or make the Game, or any executables derived or produced therefrom; (e) knowingly distribute, make available or disclose the Game to any third party except as authorized herein; (f) license, sublicense, distribute or make available the Game to any third party, except as provided in this Agreement; or (g) assist any other person or entity in doing any of the foregoing. Consignee shall use commercially reasonable efforts to prevent any third party from doing all or any of the foregoing without the permission of Gravity.
ARTICLE 9: INTELLECTUAL PROPERTY
9.1	Technical Information and Intellectual Property shall be exclusively owned by Gravity whether or not specifically recognized or registered under applicable law, and this Agreement shall not grant Consignee or permit Consignee to exercise any right or license in or to the Technical Information and Intellectual Property except for the right granted under this Agreement. Consignee shall not obtain or try to obtain any registered industrial property or copyright in or to any of the Technical Information and Intellectual Property of Gravity regardless of the territory and exploitation area.

9.2	Gravity hereby represents and warrants that Gravity is the legal owner of the Technical Information and Intellectual Property; that it has a legal and valid right to grant the rights under this Agreement to Consignee, and that the Game and Technical Information do not violate or infringe any patent, copyright and trademark of any third party in Korea.

9.3	Gravity further guarantees and warrants to Consignee that the Game and the corresponding Technical Information and accompanying Intellectual Property, to its knowledge at the time of singing of this Agreement;
(a)	does not violate any Intellectual Property rights of any third party or any rights of publicity or privacy in Korea;

(b)	does not violate any law, statute, ordinance or regulation (including without limitation the laws and regulations governing export control, unfair competition, anti-discrimination or false advertising) of Korea ; and

(c)	shall not contain any obscene, child pornographic or indecent content.
9.4	Gravity agrees to indemnify and hold harmless for Consignee from any kind of losses, costs, expenses or liabilities, including actual attorneys’ fees and costs of settlement, resulting from the breach by Gravity of its express warranties given in this Agreement, including, without limitation that provided in Article 9.3, provided that Consignee (a) shall promptly notify Gravity of such claim; (b) Consignee shall cooperate in the defence of such claim and/or any related settlement negotiations; and (c) provides any reasonable assistance requested by Gravity in connection with such claim.

9.5	Consignee shall take all reasonable action to procure appropriate legal and administrative measures against any and all activities by third parties infringing any of the Intellectual Property rights of Gravity, or to address and answer any third party claims or demands in respect of the Intellectual Property rights at Consignee’s own cost.
ARTICLE 10: LIMITATION OF LIABILITY
10.1	Except as may be otherwise provided for herein, Gravity makes no warranties, express or implied, concerning the Game including but not limited to its merchantability or salability in the Territory.

10.2	In no event will either party be liable to the other for any indirect, consequential, incidental, punitive or special damages, whether based on breach of contract, tort (including negligence) or otherwise, and whether or not such party has been advised of the possibility of such damage.

10.3	The aggregate liability of Gravity under or relating to this Agreement whether in contract, tort (including without limitation negligence) or otherwise, shall be limited to an amount equal to the total amount of the Payments made by Consignee during the period of six (6) months preceding the first date in which Consignee demands damages in writing against Gravity.

10.4	Consignee shall solely be responsible for any and all obligations to End Users imposed by the government of the Territory and Consignee shall indemnify and protect Gravity against any and all claims by End Users due to faults attributable to Consignee in the event that Consignee terminates the service of Game to End Users for any reason whatsoever and/or this Agreement for any reason whatsoever, save in the case of breach or default by Gravity of the terms of this Agreement.

ARTICLE 11: CONFIDENTIALITY
11.1	All Confidential Information disclosed by either Party under this Agreement shall be maintained in confidence by the receiving Party and shall not be used for any purpose other than explicitly granted under this Agreement. Each Party agrees that it shall provide Confidential Information received from the other Party only to its employees, consultants and advisors who need to know for the performance of this Agreement. The receiving Party shall be responsible for any breach of this Article by its employees, consultants and advisors.

11.2	In the event that any Confidential Information, including but not limited to the source codes of the Game, Technical Information and financial information, is disclosed or divulged to any third party who is not authorized to have access to or obtain such Confidential Information under this Agreement, the Parties shall cooperate with each other and exert their best efforts to protect or restore such Confidential Information from such unauthorized disclosure or divulgement. If such disclosure or divulgement of the Confidential Information was made due to the receiving Party’s gross negligence or bad faith, the receiving Party shall be responsible for all of the damages incurred by the disclosing Party, including but not limited to any attorneys’ fees incurred by the disclosing Party in order to protect its rights under this Article 11.

11.3	The confidential obligation shall not apply, in the event that it can be shown by competent documents that the Confidential Information;
(a)	becomes published or generally known to the public before or after the execution of this Agreement without any breach of this Agreement by any Party;

(b)	was known by the receiving Party prior to the date of disclosure to the receiving Party;

(c)	either before or after the date of disclosure is lawfully disclosed to the receiving Party by a third party who is not under any confidentiality obligation to the disclosing Party for such information;

(d)	is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information; or

(e)	is required to be disclosed by the receiving Party in accordance with the applicable laws and orders from the government or court; provided that, in this case, the receiving Party shall provide prior written notice of such disclosure to the providing Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.
ARTICLE 12: TERM
12.1	This Agreement shall become effective on the execution date of this Agreement and shall remain in effect until a period of two (2) year counted from the Commercial Launch Date unless sooner terminated in accordance herewith.
ARTICLE 13: TERMINATION
13.1	This Agreement may be terminated upon a mutual written agreement of the Parties.

13.2	Each Party shall have the right to immediately terminate this Agreement;
(a)	upon written notice to the other Party in the event of the other Party’s material breach of this Agreement and such breach shall continue for a period of thirty (30) days after the breaching Party’s receipt of written notice setting forth the nature of the breach or its failure to perform and the manner in which it may be remedied;

(b)	if the other Party or its creditors or any other eligible party files for its liquidation, bankruptcy, reorganization, composition or dissolution, or if the other Party is unable to pay any kind of debts as they become due, or the creditors of the other Party have taken over its management; or

(c)	in accordance with Article 13.3 below.
13.3	Notwithstanding Article 13.2 above, Gravity may immediately terminate this Agreement upon a written notice to Consignee;
(a)	if any payment due Gravity is not made by Consignee within twenty (20) days after receiving written notice from Gravity for late payment;

(b)	in the event of a willful, gross understatement by Consignee of the Payment due Gravity without any justifiable reasons as defined in Article 6.6;

(c)	if the service of Game in the Territory is stopped, suspended, discontinued or disrupted for more than seven (7) consecutive days during the term of this Agreement due to causes attributable to Consignee; or

(d)	if the global service of Game is stopped during the term of this Agreement due to the changes of Gravity’s business plan or policy.
13.4	Upon termination, all rights granted to Consignee hereunder shall immediately cease and shall revert to Gravity, and Consignee shall immediately cease Consigned Services and return to Gravity any and all software, technical documents and other materials or information provided by Gravity to Consignee under this Agreement, and shall destroy any and all copies of such software, technical documents, materials or information. Furthermore, Consignee shall provide and deliver to Gravity any and all information and documents related to the Game that Consignee retains, including but not limited to database and login information related to End Users and information as may be requested by Gravity.

13.5	No termination of this Agreement shall affect the Parties’ rights or obligations that were incurred prior to the termination. The expiration or termination of this Agreement shall not affect the effectiveness of Articles 6, 9, 10, 11, and 13.4, which shall survive the expiration or termination of this Agreement.

13.6	Gravity shall have no liability to Consignee for damages of any kind, including indirect, incidental or consequential damages, on account of the termination or expiration of this Agreement in accordance with its terms.
ARTICLE 14: FORCE MAJEURE

14.1	Notwithstanding anything in this Agreement to the contrary, no default, delay or failure to perform on the part of either Party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes occurring without the fault of or beyond the reasonable control of the Party charged with such default, delay or failure, including, without limitation, causes such as strikes, lockouts or other labour disputes, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, electrical power supply outage, a failure or breakdown in the services of internet service providers, epidemics, war, embargoes, severe weather, fire, earthquake and other natural calamities or, acts of God or the public enemy. Force majeure shall include actions taken by the government of Territory or agencies thereof, which restrict the ability of Consignee to remit payments to Gravity under this agreement, or failure of the government of Territory or agencies thereof to approve such payments, provide that Consignee shall perform the obligation set forth in Article 5.9 hereof.

14.2	If the default, delay or failure to perform as set forth above in Article 14.1 exceeds one hundred eighty (180) days from the initial occurrence, a Party who is not affected by such force majeure event shall have the right to terminate this Agreement with a written notice to the other Party.
ARTICLE 15: GENERAL PROVISIONS
15.1	Consignee may not assign, delegate or otherwise transfer in any manner any of its rights, obligations and responsibilities under this Agreement, without prior written consent of Gravity. Gravity may, with prior written notice to Consignee, assign, delegate or otherwise transfer all or part of its rights, obligations and responsibilities under this Agreement to a third party designated by Gravity.

15.2	It is understood and agreed by the Parties that this Agreement does not create a fiduciary relationship between them, that Consignee shall be an independent contractor, and that nothing in this Agreement is intended to constitute either Party an agent, legal representative, subsidiary, joint venture, employee or servant of the other for any purpose whatsoever.

15.3	If any kind of notices, consents, approvals, or waivers are to be given hereunder, such notices, consents, approvals or waivers shall be in writing, shall be properly addressed to the Party to whom such notice, consent, approval or waiver is directed, and shall be either hand delivered to such Party or sent by certified mail, return receipt requested, or sent by FedEx, DHL or comparable international courier service, or by telephone, facsimile or electronic mail (in either case with written confirmation in any of the other accepted forms of notice) to the following addresses or such addresses as may be furnished by the respective Parties from time to time:
If to Gravity
Attention: ChangKi Kim
15F, Nuritkum Square Business Tower, 1605, Sangam-Dong, Mapo-Gu, Seoul,
Korea
Fax: +82-2-2132-7000

If to Consignee

Attention: Andi Suryanto
Cyber Building 1st floor Jl. Kuningan Barat No.8 Jakarta Selatan 12710, Indonesia
Fax: +62-21-526-9310
15.4	No course of dealing or delay by a Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power or remedy except as expressly manifested in writing by the Party waiving such right, power or remedy, nor shall the waiver by a Party of any breach by the other Party of any covenant, agreement or provision contained in this Agreement be construed as a waiver of the covenant, agreement or provision itself or any subsequent breach by the other Party of that or any other covenant, agreement or provision contained in this Agreement.

15.5	This Agreement, including all exhibits, addenda and schedules referenced herein and attached hereto, constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof, and supersedes all negotiations, preliminary agreements, and all prior and contemporaneous discussions and understandings of the Parties in connection with the subject matter hereof.

15.6	This Agreement shall be written in English and all disputes on the meaning of this Agreement shall be resolved in accordance with English version of this Agreement.

15.7	This Agreement may be amended only upon the execution of a written agreement between Gravity and Consignee that makes specific reference to this Agreement.

15.8	This Agreement shall be governed by and construed in accordance with the laws of Korea.

15.9	All disputes, controversies, or differences which may arise between the Parties, out of or in relation to or in connection with this Agreement, or for the breach thereof, shall be finally settled by arbitration in Seoul, Korea, in accordance with Arbitration Rules of the Korean Commercial Arbitration Board and under the law of Korea. The award rendered by the arbitrator shall be final and binding upon both Parties concerned.

15.10	If any article, sub-article or other provision of this Agreement or the application of such article, sub-article or provision, is held invalid, then the remainder of the Agreement and the application of such article, sub-article or provision to persons or circumstances other than those with respect to which it is held invalid shall not be affected thereby.

15.11	Headings in this Agreement have been inserted for purpose of convenience only and are not to be used in construing or interpreting this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above-written.

Gravity.Co.,Ltd.		PT. Lyto Datarindo Fortuna.

By:		By:
	Name: Toshiro Ohno		Name: Andi Suryanto
	Title: President & CEO		Title: CEO
	Date:		Date: March 5, 2010

By:
Name: Yoon Seok Kang
Title: CEO
Date: